DRAFT

Max Berueffy

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 27, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Protective Life Insurance Company Protective Variable Annuity Separate Account File Nos. 811-8108 and 333-116814

Commissioners:

On behalf of Protective Life Insurance Company (“the Company”) and Protective Variable Annuity Separate Account (the “Account”), we are transmitting for filing with the Commission pursuant to the Securities Act of 1933, the Investment Company Act of 1940, and Rule 101(a) of Regulation S-T, a conformed electronic format copy of Post-Effective Amendment No. 12 to Form N-4 registration statement for certain variable annuity contracts (“ProtectiveValues® Access”) being issued through the Account.

This Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”).  This amendment is being filed to make clarifying and stylistic changes to the registration statement and to add financial statements and information for the fiscal year ended December 31, 2009.

This Post-Effective Amendment also reflects a change to the mortality and expense risk charge and administration charge from what was included in Post-Effective Amendment No. 11 to the above referenced registration statement, which was filed on February 26, 2010 pursuant to Rule 485(a) under the 1933 Act.  The Company acknowledges that such change, from 1.60% and 0.10%, respectively, to 1.55% and 0.15%, respectively, is being permitted in a filing made pursuant to Rule 485(b) due to very limited circumstances, and that total variable account annual expenses of 1.70% have not changed.

As counsel who has reviewed this Post-Effective amendment, I represent that it does not contain disclosures that render it ineligible to become effective under paragraph (b) of Rule 485.

If you have any questions or comments regarding this registration statement, please call the undersigned at (800) 627-0220.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel